Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Western Asset High Income Opportunity Fund Inc.

Registration Statement on Form N-14

File Nos. 333-208957 and 811-07920

May 23, 2016

Dear Mr. Williamson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Asset High Income Opportunity Fund Inc. hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-14 so that it will be become effective by 12:00 p.m., Eastern Time, on Tuesday, May 24, 2016 or as soon as possible thereafter.

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt
Title: Assistant Secretary